UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-65708

MAR 04 2014

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (Date) AND ENDING December 31, 2013 (Date)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stanwich Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Dock Street. 6th Fl
(No. and Street)

Stamford (City) CT (State) 06902 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard M. Feldman 212-392-4838
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reynolds & Rowella, LLP
(Name - *if individual, state last, first, middle name*)

51 Locust Ave. (Address) New Cannan (City) CT (State) 06840 (Zip Code)

CHECK ONE

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

[redacted]

14048213

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Augustine Long, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stanwich Advisors, LLC as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Partner

Title

Notary Public

The foregoing document was acknowledged before me this 24 day of February

Amy Pearl, Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Stanwich Advisors, LLC
Statement of Financial Condition
December 31, 2013

Stanwich Advisors, LLC
Statement of Financial Condition Index
December 31, 2013

	Page
Independent Auditor's Report	3-4
Financial Statement:	
Statement of Financial Condition	5
Notes to the Statement of Financial Condition	6-9

Partners:
Thomas F. Reynolds, CPA • Frank A. Rowella, Jr., CPA • Steven I. Risbridger, CPA • Scott D. Crane, CPA • Ben Maini, CPA • Dan Harris, CPA

Independent Auditor's Report

To the Members
of Stanwich Advisors, LLC
Stamford, Connecticut

We have audited the accompanying statement of financial condition of Stanwich Advisors, LLC (the "Company") as of December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

90 Grove Street, Suite 101 Ridgefield, CT 06877 203-438-0161
51 Locust Ave, Suite 303 New Canaan, CT 06840 203-972-5191
fax: 203-431-3570
www.reynoldsrowella.com

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Stanwich Advisors, LLC as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Reynolds & Rowella, LLP

Reynolds & Rowella LLP

New Canaan, Connecticut

February 24, 2014

Stanwich Advisors, LLC
Statement of Financial Condition
As of December 31, 2013

Assets	
Cash and cash equivalents	$ 887,213
Investment in certificate of deposit	11,939
Placement fees receivable	7,542,930
Other receivables, net of allowance for doubtful accounts of $144,188	25,351
Property and equipment, net	521,772
Prepaid expenses	82,612
Security deposits	123,725
Total Assets	$ 9,195,542
Liabilities and Members' Equity	
Liabilities:	
Accounts payable and accrued expenses	$ 330,787
Accrued bonuses	700,000
Deferred rent	79,171
Deferred revenue	40,000
	1,149,958
Commitments and Contingencies	
Members' equity	8,045,584
Total Liabilities and Members' Equity	$ 9,195,542

See accompanying notes to the statement of financial condition.

CONFIDENTIAL

Stanwich Advisors, LLC
Notes to the Statement of Financial Condition
As of December 31, 2013

1. Summary of Significant Accounting Policies

Nature of Operations

Stanwich Advisors, LLC (the "Company") was formed on October 25, 2002 as a limited liability company under the laws of the State of Connecticut. The Company is a broker dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp. ("SIPC"). The Company provides consulting, advisory and capital raising services to private equity fund managers ("Clients").

Cash and Cash Equivalents

The Company considers securities with maturities of three months or less, when purchased, to be cash equivalents. The Company maintains cash and cash equivalents in accounts protected by insurance.

Placement Fees Receivable

Placement fees receivable are typically due over three years commencing upon Client acceptance of capital or capital commitments. There were no placement fees receivable past due on December 31, 2013. No allowance for doubtful accounts for the placement fees receivable was considered necessary at December 31, 2013.

Other Receivables

Other receivables represent client reimbursable expenses. Amounts are invoiced to clients as incurred and generally reimbursed when the fund associated with the expenses closes. The Company recognizes an allowance for doubtful accounts based on historical experience, an individual account analysis, aging of the account balance and the expected recovery of amounts from various collection methods.

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated useful service lives using the straight-line method. Leasehold improvements are amortized over the shorter of the estimated useful lives or the lease term. Expenditures for property and equipment are capitalized and depreciated over their service lives. Related maintenance and repairs are expensed as incurred. When capitalized assets are retired or otherwise disposed of, the costs and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in income for the period.

1. Summary of Significant Accounting Policies (continued)

Income Taxes

Under provisions of the Internal Revenue Code, limited liability companies that are treated as partnerships are not subjected to income taxes, and any income or loss realized is taxed to the individual members. Accordingly, no provisions for federal income taxes appear on the financial statements. Under Connecticut Tax Code, a Connecticut limited liability company is subject to an annual minimum fee. Other than the minimum fee, Connecticut also taxes income and loss at the individual member level.

Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to or disclosure in the financial statements. The Company's 2010 through 2013 tax years are open for examination by federal, state and local tax authorities.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. The most significant estimates in the financial statements include the allowance for doubtful accounts and the discount rate used on long-term receivables. Actual results could differ from those estimates.

Fair Value Measurements

The Company records its financial assets and liabilities at fair value. The accounting standard for fair value which provides a framework for measuring fair value clarifies the definition of fair value and expands disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The accounting standard establishes a three-tier hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level I - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than Level I that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

1. Summary of Significant Accounting Policies (continued)

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Certificates of Deposit
Certificates of Deposit were classified as level 2 and were valued based on original cost plus accrued interest, which approximates fair value.

2. Property & Equipment

Property and equipment were comprised of the following at December 31, 2013:

Leasehold improvements	$ 436,447
Furniture and fixtures	282,634
Office equipment	69,708
	788,789
Less: accumulated depreciation and amortization	(267,017)
Property and equipment, net	$ 521,772

Leasehold improvements are amortized over the lesser of the estimated useful life of the asset or the related lease term, furniture and fixtures are depreciated over five years, and office equipment is depreciated over three years.

3. Net Capital and Aggregate Indebtedness Requirements

The Company is subject to the provisions of Rule 240.15c3-1 of the Securities and Exchange Commission (SEC Rule 15c3-1) which requires the Company to maintain minimum net capital and a ratio of aggregated indebtedness to net capital not exceeding 15 to 1.

At December 31, 2013, the Company's net capital balance as defined by the Rule 15c3-1 was $449,180, which exceeded the net capital requirement of $29,997. At December 31, 2013 the Company's aggregated indebtedness to net capital ratio as defined by SEC Rule 15c3-1 was 1 to 1.

4. Rule 15c3-3 Exemption

The Company is exempt from the provisions of Rule 240.15c3-3 of the Securities and Exchange Commission (SEC Rule 15c3-3) under paragraph (k)(2)(i) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of the Company".

5. Commitments and Contingencies

Commitments
The Company leases office space pursuant to a seven year lease, expiring in 2019, with a five year renewal option thereafter. The lease provides for rental escalations, all of which have been straight-lined over the term of the lease. At December 31, 2013, future minimum lease payments are as follows:

2014	$ 388,600
2015	400,400
2016	412,000
2017	423,400
2018	435,000
thereafter	220,400
	$ 2,279,800

Contingencies
The Company is subject to claims and lawsuits that arise primarily in the ordinary course of business. As of December 31, 2013, the Company was not involved in any such claims or lawsuits.

6. Concentration of Credit Risk

The Company maintains cash and savings accounts at one financial institution. Cash balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per insured bank account. At times during the year, balances exceeded insured limits. The Company has not experienced any losses in the past in these accounts.

The Company derives its revenue from a limited number of Clients. As of December 31, 2013, placement fees receivable for two Clients was $6,960,938 or 92% of total placement fees receivable.